

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Jaeson Bang
CEO and President
Oracle Health, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695

> **Re: Oracle Health, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed December 11, 2020**
> **File No. 024-11356**

Dear Mr. Bang:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

Amendment No. 1 to Form 1-A filed December 11, 2020

Cover Page

1. We note your response to our prior comment 2 and revised disclosure on page 3. Please revise the cover page to remove the statement that you "market" a tiny insertable cardiac device. Also, revise the cover page and the "Overview" on page 1 to clarify that you will use offering proceeds to complete product engineering and that you will seek FDA clearance or approval after you have undertaken animal and later human testing.

Overview, page 1

2.   We note your response to prior comment 3. Please revise the Summary to discuss briefly the material steps that you must take in order to complete your analysis to show that your device is equivalent to, or an improvement on, Class II devices that have already been approved under the FDA's 510k framework.

Our Competitive Advantages, page 2

3.   Please revise the "Our Competitive Advantages" disclosures on pages 2 and 31 to clarify that your planned product is not fully developed and not FDA cleared. In this regard, we note that your performance claims are speculative and therefore require this context.

Our Maastricht University Research Collaboration, page 32

4.   We note your revised disclosures in response to prior comments 5 and 14. With reference to your disclosures on page 2, please revise to clarify whether the proof of concept device employed multi-sensors to track trending changes in heart performance, including heart rhythms, electrocardiogram (ECG or EKG), and heart and lung sounds and activities.

Government Regulation, page 34

5.   We note your disclosure that you expect that the filing of an application for FDA approval under the 510k framework will follow after the completion of the Pre-Sub process. Please clarify whether you must also have a fully developed product before you can submit an application for FDA approval under the 510k framework.

Exhibits Index
Exhibit 11.1, page III-1

6.   Please provide an updated consent from your independent auditor.

     You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Paul Levites, Esq.